                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Amendment #4


                                    ADA-ES Inc.

                                (NAME OF ISSUER)

                           Common Stock no par value

                         (TITLE OF CLASS OF SECURITIES)


                                    005208103

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th  Floor
                            New York, New York 10022
                                212-521-0975




                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                               November 19, 2004


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 6 pages)

CUSIP No. 005208103                  13D/A                  Page 2 of 6 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        272,336
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     266,518
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    272,336

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       5.7%

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14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 6 Pages)

CUSIP No. 005208103                  13D/A                  Page 3 of 6 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul D. Sonkin

------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        272,336
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER      5,815
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  272,336

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       5.7%

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14.  TYPE OF REPORTING PERSON*

     IN
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			  (Page 3 of 6 Pages)

CUSIP No. 005208103                  13D/A                  Page 4 of 6 Pages

  AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 4, dated December 13, 2004, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D/A as previously filed by the Reporting Persons with the Securities and Exchange Commission on November 17, 2004 (the "Schedule 13D"), relating to the Common Stock no par value (the "Common Stock") of ADE-ES, a Colorado corporation.


Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of December 13, 2004, Hummingbird has caused each of HVF,
Microcap Fund and Concentrated Fund to invest approximately $622,374,
$476,376 and $828,591 respectively, in the Shares of the Issuer using their respective working capital. Sonkin has invested $5,407 in Shares of the issuer using Personal Funds.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	(a) The Reporting Persons aggregately beneficially own 272,336, or 5.7% of the Common Stock of the Issuer, based upon 4,764,586 shares outstanding as of October 29, 2004, as reported on the latest 10-QSB of the Issuer.

	(b) Hummingbird has shared voting power over 272,336 Shares of the Issuer.

	    Hummingbird has sole dispositive power over 266,518 Shares.
As the holder of sole voting and investment authority over the Shares owned by HVF, the Microcap Fund and the Concentrated Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 266,518 Shares of the Issuer. Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

			  (Page 4 of 6 Pages)

CUSIP No. 005208103                  13D/A                 Page 5 of 6 Pages


            Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 325,118 Shares of the Issuer Mr. Sonkin disclaims any economic interest or beneficial ownership of these Shares.

           Mr. Sonkin is also the owner of 5,815 Shares and has sole dispositive power over 5,815 Shares. He has shared voting power over 272,336 Shares.


         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
11/4/2004	open market sale		400	17.955
11/5/2004	open market sale		200	19.750
11/5/2004	open market sale		200	18.500
11/15/2004	open market sale		200	19.400
11/16/2004	open market sale		400	20.000
11/17/2004	open market sale		400	20.625
11/18/2004	open market sale	       2,700	22.172
11/19/2004	open market sale	       3,541	24.598
11/22/2004	open market sale	       3,187	26.487
11/23/2004	open market sale	       7,082	27.717
11/26/2004	open market sale		708	26.091
11/29/2004	open market sale	      2,408	26.580
11/30/2004	open market sale		638	26.500






               Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
11/4/2004	open market sale		400	17.955
11/5/2004	open market sale		200	19.750
11/5/2004	open market sale		200	18.500
11/15/2004	open market sale		200	19.400
11/16/2004	open market sale		400	20.000
11/17/2004	open market sale		400	20.625
11/18/2004	open market sale	      2,600	22.172
11/19/2004	open market sale	      2,706	24.598
11/22/2004	open market sale	      2,436	26.487
11/23/2004	open market sale	      5,413	27.717
11/26/2004	open market sale		541	26.091
11/29/2004	open market sale	      1,840	26.580
11/30/2004	open market sale		487	26.500




			  (Page 5 of 6 Pages)

CUSIP No. 005208103                  13D/A                 Page 6 of 6 Pages

              Hummingbird caused the Concentrated Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
11/4/2004	open market sale		 200 	17.955
11/5/2004	open market sale		 100 	19.750
11/5/2004	open market sale		 100 	18.500
11/15/2004	open market sale		 100 	19.400
11/16/2004	open market sale		 200 	20.000
11/17/2004	open market sale		 200 	20.625
11/18/2004	open market sale	       2,700 	22.172
11/19/2004	open market sale	       3,753 	24.598
11/22/2004	open market sale	       3,377 	26.487
11/23/2004	open market sale	       7,505 	27.717
11/26/2004	open market sale		 751 	26.091
11/29/2004	open market sale	       2,552 	26.580
11/30/2004	open market sale		 675 	26.500






		Sonkin has effected no transactions in the Shares on his own behalf during the past 60 days.



         (d)      Inapplicable.

         (e)      Inapplicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 2004

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin